Exhibit 99.1

News Release

For immediate release
Calgary, Alberta
March 15, 2011

TSX: OPC

OPTI Canada Provides Project Update and Webcast

OPTI Canada announced today that February bitumen production from its Long Lake Project (the “Project”) averaged approximately 23,100 barrels per day (bbl/d) (8,100 bbl/d net to OPTI) with average steam injection rates of approximately 130,300 bbl/d. Production and steam injection were lower than January levels of approximately 27,000 bbl/d of bitumen (9,450 bbl/d net to OPTI) and steam injection rates averaged approximately 155,700 bbl/d.

The decrease in production and steam rates from January was primarily due to a 10 day maintenance shutdown of one of the hot lime softening (HLS) units to address previously announced water treatment issues. These issues have been largely resolved by the cleaning out of the first of three HLS units. With the HLS unit cleaned out and returned to service, we have all of the steam capability the reservoir requires, with recent steam injection rates of approximately 175,100 bbl/d. Recent bitumen production has ramped up to approximately 29,300 bbl/d (10,300 bbl/d net to OPTI).

Additional maintenance for the remaining two HLS units is planned for April and August in conjunction with annual maintenance on the cogeneration unit.  Steam capacity during these additional two week maintenance periods will be reduced and resultant bitumen production is expected to be temporarily impacted.

In addition to our recent water treatment issues, lower than expected production over the last several months may also be the result of steam contact with areas of high water saturation or lean zones. Some of our wells have shown recovery after exhibiting behavior that would suggest the presence of lean zones. Once lean zones are heated through, bitumen production tends to return to normal levels.

Construction of a supply line to increase the Project’s natural gas inlet capacity has begun and we expect it to be online mid-year. Increasing the inlet capacity will allow the Project to maintain full steam production rates using natural gas during periods of Upgrader downtime when no syngas is produced, thereby increasing the operating independence between SAGD facilities and the Upgrader. OPTI share of the estimated cost of construction of the supply line is approximately $10 million and will be funded as a capital lease over a ten year period.

WEBCAST
OPTI also announces that it will present an overview of today’s Project Update via webcast as per details provided below. Chris Slubicki, President and Chief Executive Officer will host the webcast. A new corporate presentation will be posted to OPTI’s website.

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Webcast Details:

Date: March 16, 2011
Time: 7:00 a.m. Mountain Time (9.00 a.m. Eastern Time)

This webcast can be accessed on OPTI Canada's website (www.opticanada.com) under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for a period of 30 days and may alternatively be accessed at:

http://event.on24.com/r.htm?e=295987&s=1&k=D07013E97704CBD97A992953DD3D74A9

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. Our first project, the Long Lake Project, plans for approximately 72,000 barrels per day (on a 100 percent basis) of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™). Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD-LOOKING INFORMATION
Certain statements contained herein are forward-looking statements. Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

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For further information please contact:
Krista Ostapovich, Investor Relations
kostapovich@opticanada.com
(403) 218-4705

OPTI Canada Inc.
Suite 1600, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425

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